Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC. APPOINTS NEW CHIEF FINANCIAL OFFICER

SHANGHAI, China — August 8, 2011 — Giant Interactive Group Inc. (NYSE: GA), one of China’s leading online game developers and operators, today announced the appointment of Jazy Zhang as chief financial officer effective August 9, 2011.  Ms. Zhang replaces Eric He, who has decided to leave Giant to pursue other opportunities.

Ms. Zhang brings with her over seventeen years of extensive experience in executive management, finance and accounting roles including significant positions at a big four accounting firm and several prominent NASDAQ listed U.S. companies.  Ms. Zhang was most recently the chief financial officer of Shanghai Storm Entertainment, a venture capital invested pre-IPO online game company in China.  During her tenure at the company, which she joined in November 2009, Ms. Zhang led the process to greatly strengthen the company’s financial management, reporting and internal control process in preparation for a future U.S. IPO.  Previously, Ms. Zhang served as the director of accounting at NASDAQ listed Magma Design Automation, Inc.  Prior to joining Magma Design Automation, Ms. Zhang held finance and accounting management positions at Nassda Corporation, Brocade Communications, Inc. and Tumbleweed Communications, and worked for five and a half years at PricewaterhouseCoopers LLP in Los Angeles and San Jose, California.  Ms. Zhang is a U.S. certified public accountant and holds a masters of business taxation from the University of Southern California and a bachelors of science in engineering from Shanghai Jiao Tong University.

Commenting on the appointment, Mr. Yuzhu Shi, Giant’s chairman and chief executive officer said, “I am pleased to welcome Ms. Zhang to our executive team. Her extensive experience in senior finance and accounting roles and her leadership experience in the online game industry will immensely benefit Giant as we continue to pursue our strategy to develop and operate the highest quality online games in China, and becoming the leading online game enterprise in Asia.  On behalf of the board and management team, I would also like to thank Eric He for his significant contribution to Giant’s development over the past four years.  We wish him the best in his future endeavors.”

Ms. Zhang commented, “With its popular ZT Online Series of games, ZT Online 2 and expanding pipeline of new titles with near-term value creating opportunities, Giant Interactive is well positioned to capture the future growth opportunities in China’s online game industry.  This is an exciting time to join the Company, and I look forward to working closely with Mr. Shi and the Giant management team as we seek to increase shareholder value in the years ahead.”

About Giant Interactive Group Inc.
Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding future growth opportunities in China’s online game industry and increasing shareholder value in the years ahead.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate are those factors listed under “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010.

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

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